UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Raymond Debbane

c/o Ulys, L.L.C.

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus, L.P. I.R.S. Identification No. 83-0359143
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,494,038
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 51,494,038
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,385,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 40.3%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 137,371,548 shares of Issuer Common Stock outstanding as of September 30, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus Advisors, L.L.C. I.R.S. Identification No. 83-0359142
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,494,038
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 51,494,038
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,385,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 40.3%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 137,371,548 shares of Issuer Common Stock outstanding as of September 30, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus Public Equities, L.P. I.R.S. Identification No. 98-0420215
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 3,891,108
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Based on 137,371,548 shares of Issuer Common Stock outstanding as of September 30, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invus Public Equities Advisors, LLC I.R.S. Identification No. 98-04220201
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,891,108
	9.	Sole Dispositive Power 3,891,108
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.8%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 137,371,548 shares of Issuer Common Stock outstanding as of September 30, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ulys, L.L.C. I.R.S. Identification No. 83-0359139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,385,146
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 55,385,146
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,385,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 40.3%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on 137,371,548 shares of Issuer Common Stock outstanding as of September 30, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Raymond Debbane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 55,385,146
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 55,385,146
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,385,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 40.3%*
14.	Type of Reporting Person (See Instructions) IN

*	Based on 137,371,548 shares of Issuer Common Stock outstanding as of September 30, 2009, as provided by the Issuer.

Schedule 13D

This Amendment No. 3 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No.1 thereto filed on August 24, 2007 and Amendment No. 2 thereto filed on August 29, 2007 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following immediately after the last paragraph thereof:

On April 30, 2008, Invus, L.P. purchased 669,052 shares of Issuer Common Stock for an aggregate amount of $1,338,104 at the purchase price of $2.00 per share. Invus, L.P. used funds obtained from a capital call to its limited partners in respect of previously made commitments for the payment of the purchase price for such additional shares of Issuer Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following at the end of the first paragraph thereof:

Any reference in the Statement or any other document to the Securities Purchase Agreement, Warrant Agreement, Registration Rights Agreement or Stockholders’ Agreement is deemed to refer to the Securities Purchase Agreement, Warrant Agreement, Registration Rights Agreement or Stockholders’ Agreement, as applicable, as such may be amended or supplemented from time to time.

Item 4 of the Statement is hereby amended and supplemented by inserting the following immediately after the third paragraph thereof:

On October 7, 2009, the Issuer announced an intention to conduct a public offering of Issuer Common Stock. Pursuant to the terms of the Stockholders’ Agreement, Invus, L.P. has the right to purchase its pro rata amount of the shares offered in this offering at the offering price. Invus, L.P. has not yet made a final decision whether it will purchase its pro rata amount, or any, of the shares of Issuer Common Stock to be offered by the Issuer. Invus, L.P. has not been assured by the Issuer that the offering will be consummated.

On October 7, 2009, Invus, L.P. and Lexicon entered into an Amendment to Securities Purchase Agreement (the “SPA Amendment”), pursuant to which, among other things, Invus, L.P. and Lexicon agreed to amend certain provisions of the Securities Purchase Agreement, which would become effective if Invus, L.P. grants its written consent to Lexicon’s proposed public offering of Issuer Common Stock. The SPA Amendment is summarized in Item 6 below and is filed as an exhibit to the Statement. The SPA Amendment, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

Schedule 13D

On October 7, 2009, Invus Public Equities, L.P. and Invus, L.P. entered into a voting agreement (the “Voting Agreement”), pursuant to which, among other things, Invus Public Equities, L.P. granted to Invus, L.P. a proxy card and agreed to vote its shares of Issuer Common Stock and other voting securities of Lexicon at the sole direction of Invus, L.P. The Voting Agreement is summarized in Item 6 below and is filed as an exhibit to the Statement. The Voting Agreement, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by replacing the second paragraph of clause (a) thereof with the following:

As of October 7, 2009, Invus, L.P. was the record owner of 51,494,038 shares of Issuer Common Stock and the beneficial owner of 55,385,146 shares of Issuer Common Stock, representing approximately 37.5% and approximately 40.3% of the outstanding shares of Issuer Common Stock, respectively.

Item 5 is hereby amended and supplemented by inserting the following immediately after the last paragraph of clause (a) thereof:

Except for Messrs. Amouyal, Debbane and Sobecki, none of the individuals listed in Schedule I beneficially owns any shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of October 7, 2009. Each of Messrs. Amouyal, Debbane and Sobecki beneficially owns 29,333 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of October 7, 2009, in each case representing less than 1% of the number of outstanding shares of Issuer Common Stock.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following immediately after the last paragraph thereof:

e. Amendment to Securities Purchase Agreement

On October 7, 2009, Invus, L.P. and Lexicon entered into the SPA Amendment, pursuant to which, among other things, Invus, L.P. and Lexicon agreed to amend certain provisions of the Securities Purchase Agreement. The following is a summary of selected provisions of the SPA Amendment. While the Invus Parties believe this description covers the material terms of the SPA Amendment, it is qualified in its entirety by reference to the SPA Amendment, a copy of which is included as Exhibit 7 to the Statement and is incorporated herein by reference.

Schedule 13D

Rights Offering Oversubscription Allocation

The definition of “Oversubscription Pro Rata Number” was changed to provide that holders exercising oversubscription rights in full in any Rights Offering will be allocated, on a pro rata basis based on the number of shares allocated to such holders pursuant to their oversubscription rights, shares not subscribed for by other holders that exercise less than their entire respective oversubscription rights.

Rights Offerings

For each of the Rights Offerings, the SPA Amendment (i) extends to one year (subject to extension in certain circumstances) the period during which Invus, L.P. may require Lexicon to conduct a Rights Offering, (ii) amends the date on which Invus, L.P.’s right to require Lexicon to conduct the Second Rights Offering begins to the date that is 90 days after Invus, L.P. exercises its right to require Lexicon to conduct the First Rights Offering or, if Invus does not exercise such right, the expiration of the period (as it may be extended in certain circumstances) in which Invus, L.P. may require Lexicon to conduct the First Rights Offering and (iii) eliminates Invus, L.P.’s obligation to purchase unsubscribed-for Rights Shares at the expiration of a Rights Offering.

Rights Offering Notice Blackout Periods

In connection with certain public offerings of Issuer Common Stock priced above $4.50 per share proposed by Lexicon during the period in which Invus, L.P. may deliver any Rights Offering Notice, Invus, L.P. will have the right, for a period of 10 business days from the date of receipt of notice of such proposed offering, to require Lexicon to commence a Rights Offering, in which case Lexicon will forego the proposed public offering until the Rights Offering is completed or terminated and proceed with the Rights Offering. In the event that Invus, L.P. does not deliver a request to Lexicon to commence such Rights Offering, Lexicon will have the right to conduct such public offering, and Invus, L.P. will not deliver a Rights Offering Notice to Lexicon (i) for a period of 30 days from the date of receipt of Lexicon’s notice of such proposed offering and (ii) so long as such public offering occurs within such 30 day period, for a period of 90 days from the date of the consummation of such public offering. Lexicon may exercise its right to cause such periods to take effect only once in any 12 month period. The periods in which Invus, L.P. may require Lexicon to conduct a Rights Offering will be tolled for the period in which Invus, L.P. is not permitted to require a Rights Offering to be conducted pursuant to this provision.

Schedule 13D

Shelf Registration

Subject to certain restrictions, Lexicon may file a shelf registration statement that is reasonably satisfactory to Invus, L.P. covering the issuance of Rights and Rights Shares. Alternatively, if Lexicon has a shelf registration statement in effect sufficient to cover the issuance of the Rights and Rights Shares to be issued in a Rights Offering, then Lexicon may, subject to certain restrictions, use such shelf registration statement for purposes of such Rights Offering.

Effectiveness

The SPA Amendment is effective only upon delivery by Invus, L.P. to Lexicon of Invus, L.P.’s consent to the proposed public offering of Issuer Common Stock substantially in the form of Exhibit A to the SPA Amendment. If the underwriting agreement relating to such offering is not executed on or before October 13, 2009, the SPA Amendment and Invus L.P.’s consent to such offering (if delivered) will terminate.

f. Voting Agreement

On October 7, 2009, Invus Public Equities, L.P. and Invus, L.P. entered into the Voting Agreement, pursuant to which Invus Public Equities, L.P. agreed to vote its shares of Issuer Common Stock and other voting securities of Lexicon at the sole direction of Invus, L.P. As security for its agreement to vote its shares of common stock and other voting securities of Lexicon at the sole direction of Invus, L.P., Invus Public Equities, L.P. appointed Invus, L.P. and its designees as its proxy with respect to all such shares and other voting securities of Lexicon. A copy of the Voting Agreement is included as Exhibit 8 to the Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by inserting the following at the end thereof:

7. Amendment to Securities Purchase Agreement, dated as of October 7, 2009.

8. Voting Agreement, dated as of October 7, 2009.

SCHEDULE I

Schedule I is hereby amended by inserting Evren Bilimer, a citizen of Turkey, as a Managing Director of Invus Advisors, L.L.C. Mr. Bilimer’s present principal occupation or employment is as a Managing Director of The Invus Group, LLC.

Schedule I is hereby amended by changing the description of the citizenship of Jonas Fajgenbaum to read “citizen of the United States.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS, L.P.

By:	INVUS ADVISORS, L.L.C., its general partner

By:	/s/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ RAYMOND DEBBANE

Dated: October 7, 2009